SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 01, 2010

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE
Release Time        IMMEDIATE
Date        29 January 2010
Number        05/10

BHP BILLITON APPROVES FUNDING FOR FURTHER GROWTH AT WESTERN AUSTRALIA IRON ORE

BHP Billiton today announced approval for US$1.93 billion (BHP Billiton share US$1.73 billion)(1) of capital expenditure to underpin the further accelerated growth of its Western Australia Iron Ore business. This investment represents early expenditure for the company’s Rapid Growth Project 6 (RGP6). RGP6 is expected to increase installed capacity at the company’s Western Australia Iron Ore assets to 240 million tonnes per annum (mtpa) during calendar year 2013.

The funding will allow early procurement of long lead time items and detailed engineering to continue the expansion of the inner harbour at Port Hedland, progress rail track duplication works and expand the Jimblebar mining operation.

BHP Billiton President, Iron Ore, Ian Ashby said “This investment is the continuation of our long-term strategy of adding capacity in our high quality iron ore business to support our confidence in the longer term demand for iron ore globally. By the time RGP6 is completed, we will have more than tripled installed capacity at our Western Australia Iron Ore operations since we first invested in our accelerated growth program in 2002. The approval for the balance of the RGP6 capital will be considered during the second half of the 2010 calendar year”.

On 5 June 2009, BHP Billiton and Rio Tinto signed an agreement of core principles to establish a production joint venture covering the entirety of both companies' Western Australian iron ore assets. BHP Billiton and Rio Tinto concluded binding agreements on 5 December 2009 on the proposed JV that cover all aspects of how the joint venture will operate and be governed. Under the binding agreements, Rio Tinto will have the option to participate in RGP6 by paying its share of invested capital; with this decision being made after the Joint Venture transaction is completed, estimated to occur in the second half of the 2010 calendar year.

(1) BHP Billiton’s partners in its Pilbara iron ore operations are: Itochu Minerals & Energy of Australia Pty Ltd, Mitsui–Itochu Iron Pty Ltd and Mitsui Iron Ore Corporation Pty Ltd. BHP Billiton share of the RGP6 Project takes into account the 100% owned BHP Billiton Iron Ore Jimblebar operation.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Amanda Buckley, Media Relations
Tel: +61 3 9609 2209 Mobile: +61 419 801 349
email: Amanda.Buckley@bhpbilliton.com

Kelly Quirke, Media Relations
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
email: Leng.Y.Lau@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

Americas
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : February 01, 2010	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary